EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,
	2018	2017	2016	2015	2014	2013
		(Dollars in millions)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$119.6	$733.9	$720.6	$631.7	$566.1	$523.5
Add: Fixed charges (from below)	27.7	106.1	103.9	72.7	76.6	78.6
Add: Amortization of capitalized interest	0.3	2.1	0.8	0.5	0.4	0.4
Add: Distributed income of equity investee	0.7	15.0	6.2	7.0	7.7	4.0
Subtract: Capitalized interest expense	0.6	1.8	2.1	0.8	0.5	0.3
Total earnings	$147.7	$855.3	$829.4	$711.1	$650.3	$606.2
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$23.9	$92.8	$92.1	$63.8	$68.6	$70.2
Capitalized interest expense	0.6	1.8	2.1	0.8	0.5	0.3
Portion of rentals representing interest	3.2	11.5	9.7	8.1	7.5	8.1
Total fixed charges	$27.7	$106.1	$103.9	$72.7	$76.6	$78.6
Ratio of earnings to fixed charges	5.3x	8.1x	8.0x	9.8x	8.5x	7.7x